

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Joy Yi Hua
Chief Executive Officer
Acri Capital Acquisition Corp
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729

Re: Acri Capital Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed December 30, 2022
File No. 001-41415

Dear Joy Yi Hua:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila E. Zhou, Esq.